THIRD QUARTER 2003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended

September 30, 2003

SUN LIFE FINANCIAL INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED

	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
(unaudited, in millions of Canadian dollars, except for per share amounts)	2003	2002	2003	2002

REVENUE
Premium income:
Annuities	$906	$1,629	$3,743	$5,946
Life insurance	1,669	1,490	4,773	3,622
Health insurance	591	577	1,749	1,454

	3,166	3,696	10,265	11,022
Net investment income	1,409	1,377	4,258	3,680
Fee income	707	730	2,096	2,371

	5,282	5,803	16,619	17,073

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,906	1,432	4,811	4,185
Annuity payments	374	411	1,189	1,008
Death and disability benefits	593	666	1,904	1,430
Health benefits	430	454	1,191	1,113
Policyholder dividends and interest on claims and deposits	316	315	947	756

	3,619	3,278	10,042	8,492
Net transfers to segregated funds	190	276	309	1,103
Increase (decrease) in actuarial liabilities	(269)	678	1,051	3,000
Commissions	476	462	1,391	1,394
Operating expenses	670	678	2,045	2,034
Premium taxes	39	47	128	104
Interest expense	54	59	162	136

	4,779	5,478	15,128	16,263

OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	503	325	1,491	810
Income tax expense (benefit)	87	(52)	325	70
Non-controlling interests in net income of subsidiaries	21	23	60	63

NET INCOME FROM CONTINUING OPERATIONS	395	354	1,106	677
Income from discontinued operations, net of income taxes (Note 4)	—	9	—	12

TOTAL NET INCOME	395	363	1,106	689
Less:
Participating policyholders’ net income	1	2	3	1

SHAREHOLDERS’ NET INCOME	$394	$361	$1,103	$688

Basic earnings per share from continuing operations (Note 7)	$0.65	$0.57	$1.81	$1.31
Basic earnings per share (Note 7)	$0.65	$0.58	$1.81	$1.33
Diluted earnings per share from continuing operations (Note 7)	$0.65	$0.57	$1.81	$1.30
Diluted earnings per share (Note 7)	$0.65	$0.58	$1.81	$1.33

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	AS AT

	SEPTEMBER 30	DECEMBER 31	SEPTEMBER 30
(unaudited, in millions of Canadian dollars)	2003	2002 *	2002 *

ASSETS
Bonds	$66,561	$73,367	$70,822
Mortgages	13,602	15,799	15,753
Stocks	3,354	4,221	4,101
Real estate	3,077	3,223	3,193
Cash, cash equivalents and short-term securities	5,713	7,152	8,169
Policy loans and other invested assets	6,002	6,726	6,865

Total invested assets	98,309	110,488	108,903

Goodwill	5,656	5,969	5,981
Other assets	6,686	6,995	7,823

Total general fund assets	$110,651	$123,452	$122,707

Segregated funds net assets	$51,362	$52,755	$49,921

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$78,363	$89,912	$88,674
Amounts on deposit	3,089	3,262	3,177
Deferred net realized gains	3,162	3,456	3,429
Other liabilities	7,978	7,635	8,469

Total general fund liabilities	92,592	104,265	103,749

Subordinated debt	1,741	1,974	2,019
Cumulative capital securities of a subsidiary	810	948	948
Non-controlling interests in subsidiaries	1,346	1,356	1,363
Total equity	14,162	14,909	14,628

Total general fund liabilities and equity	$110,651	$123,452	$122,707

Segregated funds contract liabilities	$51,362	$52,755	$49,921

* As restated (Note 3)

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Ronald W. Osborne
Director

www.sunlife.com Third Quarter Report 2003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Equity

			FOR THE NINE MONTHS ENDED

	Participating		SEPTEMBER 30	SEPTEMBER 30
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2003	2002

SHARE CAPITAL
Balance, beginning of period	$—	$7,477	$7,477	$1,100
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition (Note 3)	—	63	63	6,329
Stock option compensation	—	24	24	14
Stock options exercised	—	14	14	24
Common shares purchased for cancellation (Note 6)	—	(193)	(193)	—

Balance, end of period	—	7,385	7,385	7,467

RETAINED EARNINGS
Balance, beginning of period	73	6,621	6,694	5,994
Balance of participating policyholders’ account of Clarica Life Insurance Company at date of acquisition	—	—	—	(3)
Net income	3	1,103	1,106	689
Dividends on common shares	—	(311)	(311)	(207)
Common shares purchased for cancellation (Note 6)	—	(259)	(259)	—

Balance, end of period	76	7,154	7,230	6,473

CURRENCY TRANSLATION ACCOUNT
Balance, beginning of period	3	735	738	631
Changes for the period	(7)	(1,184)	(1,191)	57

Balance, end of period	(4)	(449)	(453)	688

Total equity	$72	$14,090	$14,162	$14,628

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Cash Flows

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED

	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
(unaudited, in millions of Canadian dollars)	2003	2002	2003	2002

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income from continuing operations	$395	$354	$1,106	$677
New mutual fund business acquisition costs capitalized	(32)	(43)	(119)	(142)
Redemption fees of mutual funds	16	43	56	102
Items not affecting cash	(446)	740	1,141	2,412

Net cash provided by (used in) operating activities	(67)	1,094	2,184	3,049

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	(37)	(48)	28	(102)
Issuance of subordinated debt	—	—	—	799
Redemption of subordinated debt (Note 12)	(189)	—	(189)	(337)
Issuance of Sun Life ExchangEable Capital Securities — Series B	—	—	—	200
Issuance of common shares on exercise of stock options	11	—	14	24
Shares purchased for cancellation (Note 6)	(135)	—	(452)	—
Dividends paid on common shares	(103)	(86)	(311)	(207)

Net cash provided by (used in) financing activities	(453)	(134)	(910)	377

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	12,897	13,166	31,809	29,021
Purchases of bonds, mortgages, stocks and real estate	(13,249)	(13,070)	(34,297)	(32,361)
Policy loans	(7)	(21)	(69)	(124)
Short-term securities	1,307	(1,591)	1,535	(531)
Other investments	85	5	57	21
Net cash held by acquiree at date of acquisition	—	—	—	2,749
Net cash held by subsidiaries at date of disposal	—	(10)	—	(10)

Net cash provided by (used in) investing activities	1,033	(1,521)	(965)	(1,235)

Net cash provided by discontinued operations	—	185	273	147

Changes due to fluctuations in exchange rates	36	158	(382)	45

Increase (decrease) in cash and cash equivalents	549	(218)	200	2,383
Cash and cash equivalents, beginning of period	3,807	5,184	4,156	2,583

Cash and cash equivalents, end of period	4,356	4,966	4,356	4,966

Short-term securities, end of period	1,357	3,203	1,357	3,203

Cash, cash equivalents and short-term securities, end of period	$5,713	$8,169	$5,713	$8,169

Supplementary Information
Cash and cash equivalents:
Cash			$395	$355
Cash equivalents			3,961	4,611

			$4,356	$4,966

Cash disbursements made for:
Interest on borrowed funds, subordinated debt and cumulative capital securities	$9	$8	$116	$88

Income taxes, net of refunds	$30	$43	$80	$287

The attached notes form part of these interim consolidated financial statements.

www.sunlife.com Third Quarter Report 2003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Segregated Funds Net Assets

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED

	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
(unaudited, in millions of Canadian dollars)	2003	2002	2003	2002

ADDITIONS (REDUCTIONS) TO SEGREGATED FUNDS
Deposits:
Annuities	$1,443	$1,156	$3,909	$3,792
Life insurance	83	158	312	521

	1,526	1,314	4,221	4,313
Net transfers from general funds	190	276	309	1,103
Net realized and unrealized gains (losses)	1,216	(5,214)	3,251	(10,533)
Other investment income	231	296	975	981

	3,163	(3,328)	8,756	(4,136)

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	1,478	1,936	4,987	5,370
Management fees	140	141	410	428
Taxes and other expenses	65	(8)	123	22
Effect of changes in currency exchange rates	(136)	(1,715)	4,629	(140)

	1,547	354	10,149	5,680

Net additions (reductions) to segregated funds for the period	1,616	(3,682)	(1,393)	(9,816)
Acquisition	—	—	—	11,193
Segregated funds net assets, beginning of period	49,746	53,603	52,755	48,544

Segregated funds net assets, end of period	$51,362	$49,921	$51,362	$49,921

Consolidated Statements of Segregated Funds Net Assets

	AS AT

	SEPTEMBER 30	DECEMBER 31	SEPTEMBER 30
(unaudited, in millions of Canadian dollars)	2003	2002	2002

ASSETS
Segregated and mutual fund units	$38,418	$38,377	$36,799
Stocks	7,108	7,452	7,202
Bonds	5,763	5,896	4,791
Cash, cash equivalents and short-term securities	1,077	1,530	1,199
Real estate	132	170	243
Mortgages	118	146	146
Other assets	1,365	965	837

	53,981	54,536	51,217

LIABILITIES	2,619	1,781	1,296

Net assets attributable to segregated funds policyholders	$51,362	$52,755	$49,921

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1.     Basis of Presentation

At the Annual Meeting of the shareholders of Sun Life Financial Services of Canada Inc. held on June 4, 2003, the shareholders approved the change of the company’s name to Sun Life Financial Inc. The company’s name was changed to Sun Life Financial Inc. pursuant to Letters Patent of Amendment effective July 2, 2003. Sun Life Financial Inc. and its subsidiaries are collectively referred to as “the Company”. Sun Life Financial Inc. prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada. The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2002 annual consolidated financial statements, except as described in Note 2 for guarantees and impaired loans. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2.     Changes in Accounting Policies

Disposal of Long-Lived Assets and Discontinued Operations:
In the fourth quarter of 2002, the Company adopted the new accounting requirements in the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, effective January 1, 2002 for transactions occurring on or after January 1, 2002 and discontinued operations existing at that date.

This standard establishes the accounting requirements for long-lived assets to be disposed of by sale and for discontinued operations. It requires that those long-lived assets be measured at the lower of their carrying amounts or fair values less costs to sell. It broadens the definition of discontinued operations to include any component of an entity with operations and cash flows that can be distinguished from the rest of the Company. Amounts recorded as discontinued operations no longer include future operating losses, other than to the extent they are included in the fair value of the asset.

As a result of adopting this standard, the Company has reclassified revenues, expenses and cash flows of its run-off reinsurance and guaranteed minimum income benefit businesses to continuing operations for 2002, as this line of business no longer qualifies as a discontinued operation. This reclassification had no impact on net income. However, Clarica U.S., Inc. (Clarica U.S.) met the requirements to be classified as a discontinued operation, based upon the formal plan of disposal approved in 2002 and its designation as a held-for-sale investment. The sale of Clarica U.S. closed on January 7, 2003 as described in Note 4.

Disclosure of Guarantees:
The Company adopted the new accounting requirements in CICA Handbook Accounting Guideline 14, Disclosure of Guarantees, on January 1, 2003. This Accounting Guideline requires that significant guarantees and indemnification agreements provided by a guarantor be disclosed without regard to whether the guarantor will have to make any payments under the guarantees or the indemnification agreements. Letters of credit and indemnities given by the Company were disclosed in Note 26 of the 2002 annual consolidated financial statements. There have been no material changes, for the period ended September 30, 2003, in disclosable guarantees and indemnification agreements as reported in the most recent annual consolidated financial statements.

Impaired Loans:
The Company adopted the new accounting requirements in CICA Handbook Section 3025, Impaired Loans, for asset foreclosures occurring on and after May 1, 2003. A long-lived foreclosed asset is classified as held for sale only if certain criteria in the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, are met. A long-lived foreclosed asset classified as held for sale is measured at fair value less cost to sell. Foreclosed assets, other than long-lived assets that meet the criteria to be classified as held for sale, are initially measured at fair value. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss will be recorded at the time of foreclosure. This change in accounting policy did not have a material impact on these interim consolidated financial statements.

Future impact of proposed amendments to accounting standards:
Financial Instruments — Disclosure and Presentation: The Company expects to adopt the proposed amendments to the accounting requirements in CICA Handbook section 3860, Financial Instruments-Disclosure and Presentation on January 1, 2004. Securities issued by the Company and that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt. Consequently, the Company will be reclassifying the Sun Life ExchangEable Capital Securities (SLEECS) from Non-controlling interests in subsidiaries to Borrowed funds, which is included in Other liabilities on the consolidated balance sheets.

As the proposed amendments are intended to further clarify the distinction between debt and equity instruments, the Company has also reviewed the presentation of the Cumulative Capital Securities. These securities will be reclassified from Cumulative capital securities of a subsidiary to Subordinated debt on the consolidated balance sheets.

The SLEECS and Cumulative Capital Securities will continue to qualify as capital for Canadian regulatory purposes.

www.sunlife.com Third Quarter Report 2003

Condensed Notes to the Interim Consolidated Financial Statements

3.     Acquisitions

In August, CI Fund Management Inc. (CI) announced that it had entered into agreements to acquire the Canadian operations of Assante Corporation and Synergy Asset Management Inc. The Company has agreed to support these acquisitions by purchasing approximately $271 of additional common shares of CI in order to maintain its ownership percentage of 34%. CI completed the acquisition of Synergy Asset Management Inc. on October 6, 2003. The Assante Corporation transaction is expected to close later in the fourth quarter.

Effective March 20, 2003, the Company increased its ownership percentage in CI from 31.7% to 34% by issuing approximately 2 million common shares of Sun Life Financial Inc. in exchange for approximately 5 million common shares of CI. The 2 million common shares of Sun Life Financial Inc. were recorded at a total fair value of $63. The acquired unamortized intangible asset consists of fund management contracts of $43. The investment is accounted for using the equity method of accounting and is included in other invested assets on the interim consolidated balance sheets.

The transaction is summarized below:

CI

Percentage of shares acquired	2.3%
Net balance sheet assets acquired:
Invested assets	$1
Other assets	44

45

Other liabilities	17

$28

Consideration:
Common shares issued	$63

Goodwill on acquisition	$35

In the second quarter of 2003 the Company reviewed the fair value calculations for certain non-marketable securities and the reserves for the run-off reinsurance related to the acquisition of Clarica Life Insurance Company (Clarica). For the non-marketable securities it was identified that the fair value was overstated. For the run-off reinsurance reserves a provision for adverse deviations had been omitted. As at September 30, 2002, the combined impact of these error corrections was to restate actuarial and other policy liabilities and goodwill upwards by $51 and $70, respectively. Bonds, other liabilities, and the currency translation account were restated downwards by $56, $36, and $1, respectively.

4.     Disposals and Discontinued Operations

Effective January 7, 2003, the Company sold all the common shares of Clarica U.S. to Midland National Life Insurance Company for $414 in cash. A loss of $48 on the sale of Clarica U.S. was accrued in 2002. As a result of the plan of disposal, Clarica U.S. was accounted for as a discontinued operation in 2002.

The sale transaction is summarized below:

Clarica U.S.

Percentage of shares disposed of	100%
Net balance sheet assets disposed of:
Invested assets	$5,047
Other assets	225

5,272

Actuarial liabilities and other policy liabilities	4,265
Other liabilities	553

4,818

$454

Consideration:
Net proceeds of disposal	$414
Transaction and other related costs	8

$406

Pre-tax loss on sale	$48

Cash and cash equivalents disposed of	$133

Sun Life Financial Inc.

Condensed Notes to the Interim Consolidated Financial Statements

4.     Disposals and Discontinued Operations (Cont’d)

The components of income from discontinued operations shown in the interim consolidated statements of operations are as follows:

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED

	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
	2003	2002	2003	2002

REVENUE	$—	$424	$—	$547
EXPENSES	—	409	—	527

Net operating income before income taxes	—	15	—	20

Income taxes expense	—	6	—	8

Income from discontinued operations, net of income taxes	$—	$9	$—	$12

The following amounts relating to discontinued operations are included in the interim consolidated balance sheets:

	SEPTEMBER 30	SEPTEMBER 30
	2003	2002

ASSETS
Invested assets	$—	$4,818
Other assets	—	180

Total assets	$—	$4,998

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$—	$4,047
Other liabilities	—	439
Subordinated debt	—	45
Equity	—	467

Total liabilities and equity	$—	$4,998

Effective February 28, 2003, the Company sold its United Kingdom group insurance business to Unum Limited (UnumProvident), a United Kingdom subsidiary of UnumProvident Corporation. Under the agreements, UnumProvident acquired the Company’s United Kingdom group income protection business together with the renewal rights to the group life business. The transaction resulted in a gain that is not considered material to these interim consolidated financial statements.

5.     Restructuring and Other Related Charges

In conjunction with the acquisition of Clarica in 2002, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance Company of Canada and Clarica. The Company expects the restructuring to be substantially completed by the end of 2003. The Company recorded an increase in actuarial liabilities and a charge for restructuring costs in 2002. These accruals cover future increased renewal commission expenses, severance, the elimination of duplicate systems, facilities and operations, as well as other exiting costs. As at September 30, 2003, the remaining balance on these expected costs, other than commissions, was as follows:

		Amount Utilized
	Expected				Remaining
	Costs	2002	2003	Total	Balance

Costs of eliminating duplicate systems	$136	$58	$70	$128	$8
Costs of eliminating duplicate operations	140	53	62	115	25
Compensation costs	146	37	34	71	75
Transaction costs	107	104	—	104	3
Costs of consolidating facilities	26	2	3	5	21

Total	$555	$254	$169	$423	$132

6.     Normal Course Issuer Bid and Cancellation of Common Shares

On February 12, 2003, the Company announced that the Board of Directors had authorized the purchase of up to 31 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. The purchases were and will be made under a normal course issuer bid in accordance with the rules of The Toronto Stock Exchange (Exchange). The normal course issuer bid covers the period from February 14, 2003 to January 5, 2004, unless the maximum number of common shares is purchased before January 5, 2004. Transactions were and will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. The shares purchased as part of the normal course issuer bid are cancelled following purchases. As at September 30, 2003, the Company had purchased approximately 16 million of its common shares at an average price of $28.46 per share for a total amount of $452. Of this amount, purchases of approximately $5 were not cancelled until October, 2003.

In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) were cancelled on February 22, 2003. The unclaimed demutualization benefits that were cancelled on February 22, 2003 include approximately three million common shares of Sun Life Financial Inc. with a nominal share capital, accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.

www.sunlife.com Third Quarter Report 2003

Condensed Notes to the Interim Consolidated Financial Statements

7.     Earnings Per Share

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED

	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30	SEPTEMBER 30
	2003	2002	2003	2002

BASIC EARNINGS PER SHARE
Shareholders’ net income from continuing operations	$394	$352	$1,103	$676
Income from discontinued operations, net of income taxes	—	9	—	12

Shareholders’ net income	$394	$361	$1,103	$688

Weighted average number of shares outstanding (in millions)	603	618	610	517

Basic earnings per share from continuing operations	$0.65	$0.57	$1.81	$1.31
Basic earnings per share from discontinued operations	—	0.01	—	0.02

Basic earnings per share	$0.65	$0.58	$1.81	$1.33

DILUTED EARNINGS PER SHARE
Shareholders’ net income from continuing operations	$394	$352	$1,103	$676
Less: Effect of stock options of subsidiaries(1)	—	1	1	3

Shareholders’ net income from continuing operations on a diluted basis	394	$351	$1,102	$673

Income from discontinued operations, net of income taxes	—	9	—	12

Shareholders’ net income on a diluted basis	$394	$360	$1,102	$685

Weighted average number of shares outstanding on a diluted basis (in millions)(1)	603	618 (2)	610	517 (2)

Diluted earnings per share from continuing operations	$0.65	$0.57	$1.81	$1.30
Diluted earnings per share from discontinued operations	—	0.01	—	0.03

Diluted earnings per share	$0.65	$0.58	$1.81	$1.33

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options as well as the unrecognized compensation cost would be used to purchase common shares at the average market prices during the period.

(2)	Clarica stock options have been included in the calculations of the diluted earnings per share for the three and nine months ended September 30, 2002, as they are exercisable to acquire common shares of Sun Life Financial Inc.

8.     Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, M.F.S., SLF Asia, SLF United Kingdom and Corporate Capital. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments has its own management and all of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management and annuities), protection services (life and health insurance, life retrocession and financial reinsurance) and other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

Corporate Capital includes the run-off reinsurance operations and those other operations for which management responsibility resides in head office. Net income (loss) from continuing operations in this category is shown net of certain expenses borne centrally.

As Clarica U.S. has been discontinued and the sale was completed on January 7, 2003, revenue, expenses and net income (loss) from continuing operations do not include these results. However, the assets of the discontinued operation for 2002 are included in SLF United States’ assets.

Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and nine months ended September 30, 2003 consists of interest of $ 85 and $270, respectively ($83 and $220, respectively, in 2002) and fee income of $11 and $34, respectively ($15 and $54, respectively, in 2002).

	RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$2,109	$2,239	$437	$144	$342	$107	$(96)	$5,282
Net income (loss) from continuing operations	$207	$97	$49	$11	$63	$(32)	$—	$395

	RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$2,059	$2,559	$457	$161	$395	$270	$(98)	$5,803
Net income (loss) from continuing operations	$174	$93	$39	$6	$34	$8	$—	$354

Sun Life Financial Inc.

Condensed Notes to the Interim Consolidated Financial Statements

8.     Segmented Information (Cont’d)

	RESULTS AND ASSETS BY SEGMENT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$6,371	$7,486	$1,256	$429	$1,116	$265	$(304)	$16,619

Net income (loss) from continuing operations	$611	$214	$119	$24	$156	$(18)	$—	$1,106

ASSETS
General fund assets	$50,882	$42,180	$1,115	$2,037	$10,401	$4,428	$(392)	$110,651
Segregated funds net assets	$20,778	$24,074	$—	$7	$6,503	$—	$—	$51,362
Other assets under management	$23,669	$2,900	$173,817	$95	$—	$—	$(14,013)	$186,468

	RESULTS AND ASSETS BY SEGMENT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002*

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$4,364	$9,120	$1,538	$469	$1,396	$460	$(274)	$17,073

Net income (loss) from continuing operations	$330	$261	$144	$12	$142	$(212)	$—	$677

ASSETS
General fund assets	$49,845	$54,042	$1,443	$2,051	$12,140	$3,805	$(619)	$122,707
Segregated funds net assets	$18,141	$25,047	$—	$2	$6,731	$—	$—	$49,921
Other assets under management	$17,989	$2,690	$169,623	$71	$—	$—	$(15,999)	$174,374

*	As restated (Note 3)

9.     Changes in Actuarial Liabilities

Changes in actuarial liabilities for the nine months ended September 30, 2003 and September 30, 2002 are as follows:

	2003	2002

Actuarial liabilities, January 1	$87,165	$57,858
Normal increase in liabilities from new policies and in-force business	1,045	3,000
Significant changes in assumptions or methodology:
Gross increases	143	—
Gross decreases	(137)	—

Increase (decrease) in actuarial liabilities	1,051	3,000

Acquisition	—	23,929
Changes in intrinsic value of options that hedge the GMDB(1)	(203)	345
Increases in actuarial liabilities related to the restructuring	—	115
Dispositions, discontinued operations and other	(5,051)	383
Effect of changes in currency exchange rates	(6,991)	364

Actuarial liabilities, September 30	75,971	85,994
Add: other policy liabilities(2)	2,392	2,680

Actuarial liabilities and other policy liabilities, September 30	$78,363	$88,674

(1)	The changes in intrinsic value of the options that hedge guaranteed minimum death benefits (GMDB) products are included in the increase (decrease) in actuarial liabilities in the interim consolidated statements of operations and other invested assets in the interim consolidated balance sheets.

(2)	As restated (Note 3)

During the second quarter of 2003, the Company implemented a number of changes to its U.S. actuarial liability calculations. These changes reflect improved modelling capabilities now permitted under the updated Canadian Institute of Actuaries Consolidated Standards of Practice and the impact of lower interest rates on the cost of certain guarantees. The net impact of these changes resulted in an increase to actuarial liabilities of $6 (gross increases of $143 net of gross decreases of $137).

www.sunlife.com Third Quarter Report 2003

Condensed Notes to the Interim Consolidated Financial Statements

10.     Loan Securitization

On September 25, 2003, the Company sold commercial mortgages with a carrying value of $588 to a trust which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment in the issued securities. This transaction resulted in a gain of approximately $68 before taxes which was included in deferred net realized gains. In determining the gain on sale of the commercial mortgages, the carrying value of the mortgages sold was allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values were based on the quoted market prices from an independent source.

11.     Provisions for Certain Contingencies

REINSURANCE MATTERS
Certain of the arrangements in the reinsurance business are in run-off and are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

UNICOVER
The Company has completed an arbitration proceeding in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool in respect of certain contracts of reinsurance of accident and health insurance components of U.S. workers’ compensation insurance policies for a three year term. A final award was delivered by the Arbitration Panel in October 2002 and clarified on January 28, 2003. The Arbitration Panel’s decision is confidential. A second arbitration dealing with separate contracts of reinsurance between the Company and the members of the Unicover reinsurance pool covering an earlier one year term has been commenced and is in the very early procedural stages.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as certain non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business. Since establishing the provision, the Company has achieved certain settlements in connection with the Unicover related claims. The remaining provision is consistent with the Company’s assessment of its liabilities following the decision of the Arbitration Panel.

LEGAL PROCEEDINGS
The Company is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

12.     Significant Capital Transaction

     On September 16, 2003, the Company’s wholly-owned subsidiary, Sun Canada Financial Co. notified the holders of its 6.63% U.S. dollar subordinated notes of its offer to redeem the notes prior to the maturity date of December 15, 2007. When the offer expired on September 23, 2003, $165 (81.6% of the originally issued notes) had been redeemed. Redemption premiums of $24 ($14 net of taxes) were recorded in net investment income in the third quarter of 2003.

13.     Comparative Figures

     Certain comparative figures have been restated to conform with the presentation adopted in 2003.

Sun Life Financial Inc.